EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Supplementary Report – Undertaking to Provide Credit to the Company (Reportable Credit)

Further to the Company's immediate report of April 2, 2015, regarding the Company's execution of agreements with banking entities, under which the Company received from such entities an undertaking to provide credit aggregating to NIS 600 million for the purpose of recycling its future debt in 2016, an immediate supplementary report is hereby provided that on May 6, 2015, the Company entered into an additional agreement with one of such banking entities, under which the undertaking was expanded to include the provision of additional credit of NIS 300 million, on the same terms.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.